UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES THE PRICING OF REOPENING OF OUTSTANDING

SERIES OF GLOBAL NOTES

RIO DE JANEIRO, BRAZIL – MAY 15, 2017 –Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the pricing of additional notes of its 6.125% Global Notes due 2022 (CUSIP No. 71647N AR0 / ISIN No. US71647NAR08) (the “2022 Notes”), 7.375% Global Notes due 2027 (CUSIP No. 71647N AS8 / ISIN No. US71647NAS80) (the “2027 Notes”) and 7.250% Global Notes due 2044 (CUSIP No. 71647N AK5 / ISIN No. US71647NAK54) (“the 2044 Notes” and, collectively with the 2022 Notes and the 2027 Notes, the “Notes”) to be issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”). The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. The additional 2022 Notes will be consolidated, form a single series, and be fully fungible with, PGF’s outstanding U.S.$2,000,000,000 aggregate principal amount of 2022 Notes issued on January 17, 2017. The additional 2027 Notes will be consolidated, form a single series, and be fully fungible with, PGF’s outstanding U.S.$2,000,000,000 aggregate principal amount of 2027 Notes issued on January 17, 2017. The additional 2044 Notes will be consolidated, form a single series, and be fully fungible with, PGF’s outstanding U.S.$1,000,000,000 aggregate principal amount of 2044 Notes issued on March 17, 2014. Closing is expected to occur on May 22, 2017.

The terms of the additional 2022 Notes are as follows:

•	Issue: 6.125% Global Notes due 2022
•	Reopening Principal Amount: US$1,000,000,000 (total amount outstanding for the series: U.S.$3,000,000,000)
•	Coupon: 6.125%
•	Interest Payment Dates: January 17 and July 17 of each year, commencing on July 17, 2017
•	Reopening price: 105.140% of principal amount, plus accrued interest from January 17, 2017
•	Yield to Investors: 4.875%
•	Maturity: January 17, 2022

The terms of the additional 2027 Notes are as follows:

•	Issue: 7.375% Global Notes due 2027
•	Reopening Principal Amount: US$2,000,000,000 (total amount outstanding for the series: U.S.$4,000,000,000)
•	Coupon: 7.375%
•	Interest Payment Dates: January 17 and July 17 of each year, commencing on July 17, 2017
•	Reopening price: 109.954% of principal amount, plus accrued interest from January 17, 2017
•	Yield to Investors: 6.000%
•	Maturity: January 17, 2027

The terms of the additional 2044 Notes are as follows:

•	Issue: 7.250% Global Notes due 2044
•	Reopening Principal Amount: US$1,000,000,000 (total amount outstanding for the series: U.S.$2,000,000,000)
•	Coupon: 7.250%
•	Interest Payment Dates: March 17 and September 17 of each year, commencing on September 17, 2017
•	Reopening price: 102.993% of principal amount, plus accrued interest from March 17, 2017
•	Yield to Investors: 7.000%
•	Maturity: March 17, 2044

PGF intends to use the net proceeds from the sale of the Notes towards the redemption price of its existing 2.750% Global Notes due January 2018, 5.875% Global Notes due March 2018 and 4.875% Global Notes due March 2018, to repay other existing indebtedness and the remainder, if any, for general corporate purposes. PGF intends to issue a notice of redemption following the closing of the offering and to redeem the aggregate principal amount of these notes no less than 30 days and not more than 60 days thereafter.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Funding General Manager

Date: May 15, 2017